Exhibit 4.8

TELECOM CHORUS LONG TERM INCENTIVE

SCHEME RULES

Introduction

This Telecom Chorus Long-Term Incentive Scheme (the “Chorus LTI Scheme”) is effective from 16 September 2008. The Chorus LTI Scheme is designed to encourage and reward achievement of long term objectives of the Chorus Business Unit and to provide a retention mechanism. For definitions of key terms used in these Rules please refer to the end of this document.

Eligibility

1.	The Chorus LTI Scheme applies to employees with a long term incentive remuneration component working in the Chorus Business Unit. Participation in the scheme is at the discretion of the Telecom Board and will be specifically included in a participant’s individual employment agreement.

Participation in other Telecom Long Term Incentive Schemes

2.	The Chorus LTI Scheme replaces any other Telecom LTI scheme for LTI participants working in the Chorus Business Unit from 2008.

3.	In the event of structure and position changes participation in the scheme and the level of Long Term Incentive Target Value may change and is at the discretion of the Telecom Board.

Grants

4.	A grant under the Chorus LTI Scheme will be made in a grant document that will specify:

•	The Long Term Incentive Target Value

•	The Commencement Date

•	The Qualifying Date

•	The performance criteria and payment scale that applies to the grant

Period of Grants

5.	The period of a grant will be specified in the grant document through the commencement date and qualifying date.

Long Term Incentive Targets

6.	The long term performance criteria and the associated Long Term Incentive payment scale will be set by the Telecom Board and specified in the grant.

7.	The Telecom Board may change these targets and the payment scale during the three year period. Such changes are at the total discretion of the Telecom Board and could result from (but is not limited to) business structure, changes to strategy and business direction or capital allocation.

8.	The overall level of payment will be determined by the Telecom Board based on performance against the specified performance criteria and payment scale that applies to the grant.

9.	A minimum threshold level of performance will generally be set by the Telecom Board. If performance is below this minimum level no payment will be made for that grant.

Payments

10.	There will be one payment made per grant following the qualifying date and subject to performance against the performance criteria. No part payments will be made prior to the qualifying date except as detailed in clause 12. Payment will be made as soon as practicable after the qualifying date.

Termination of Employment

11.	Subject to the exceptions contained in clause 12 any participant who ceases employment with Telecom before the qualifying date of a grant is not eligible for a Chorus LTI payment in respect to that grant.

12.	In the case of a participant ceasing to be employed by Telecom prior to the qualifying date of a grant due to death, serious disability, redundancy or through a change of control (determined at the discretion of the Telecom Board) an incentive payment may be made to the participant for that grant under the Chorus LTI Scheme provided that the grant is at least halfway through the period of the grant and at the total discretion of Telecom. Telecom shall determine the level of payment of the Incentive Target Value taking into account performance to date against the grant performance targets. Any payment will be made on a prorata basis based on the portion of the period of the grant the participant was employed and eligible to participate in the scheme.

Movement to another Business Unit

13.	Any participant who moves into a different business unit is not entitled to any further Chorus LTI grants. Existing Chorus LTI grants will be retained by the participant.

Tax and Kiwisaver

14.	Payments due under the Chorus LTI Scheme are a gross value and are subject to tax and any Kiwisaver deductions and employer contributions required.

Extent of Rights

15.	Nothing in the Chorus LTI Scheme shall be construed as giving any participant any contractual or other right to participate in the benefits of the Chorus LTI Scheme.

16.	Neither the establishment of the Chorus LTI Scheme nor the granting of any benefit thereunder shall be construed as constituting an express or implied contract of employment for any participant for any fixed period of time, nor shall it nullify or limit the right of Telecom to terminate the employment of any participant in accordance with the rights and obligations of Telecom as an employer.

Telecom’s Discretionary Rights

17.	Telecom reserves the right to cancel the Chorus LTI Scheme or amend these rules at any time without the consent of the participants and Telecom shall be under no obligation to replace it with any other incentive scheme. The exercise by Telecom of this right shall not give rise to any cause of action whatsoever by any participant against Telecom.

18.	Telecom shall determine the components and the manner of application of the various formulae contained in these Rules.

19.	Telecom shall have the sole right in its absolute discretion to determine the interpretation, operation or application of these Rules and, in the event of any dispute, the decision of Telecom shall be final and binding on all participants affected thereby.

20.	Telecom shall have complete discretion in regard to whether to make any payment to a participant in any instance, when to make a payment and to determine the size of any payment made.

21.	Subject to any amendment made by Telecom, and to any decision as to the interpretation, operation or application of these rules made by Telecom, these rules represent the entire agreement between Telecom and any participant in respect of the Senior Incentive Scheme.

Definitions

“Participant” means any employee whom Telecom has agreed may participate in the Chorus LTI Scheme and who has signed an employment contract that provides for participation in the Incentive Scheme; and “Participate” shall have the corresponding meaning;

“Telecom” and “Telecom Group” mean Telecom Corporation of New Zealand Limited, its subsidiaries and related companies, (as defined in s2(3) of the Companies Act 1993), present and future;